Exhibit 99.1

News Release
NORBORD REPORTS SECOND QUARTER 2020 EARNINGS; DECLARES QUARTERLY DIVIDEND
Note: Financial references in US dollars unless otherwise indicated.

Q2 2020 HIGHLIGHTS

•	Adjusted EBITDA of $84 million and Adjusted earnings of $0.38 per diluted share

•	Reduced North American unit manufacturing costs by 9% quarter-over-quarter and 7% year-over-year

•	Extended maturity of committed revolving bank lines to May 2022 and increased aggregate commitment from $245 million to $300 million

•	Liquidity of $378 million at quarter-end

•	Declared quarterly variable dividend of C $0.30 per share for shareholders of record on September 1, 2020

•	Resuming limited production at Line 1 of Cordele, Georgia OSB mill to respond to stronger than expected demand

TORONTO, ON (August 5, 2020) - Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $84 million for the second quarter of 2020 compared to $75 million in the first quarter of 2020 and $36 million in the second quarter of 2019. The quarter-over-quarter increase was primarily due to lower manufacturing costs, partially offset by lower shipment volumes, while the year-over-year increase was primarily due to higher realized North American oriented strand board (OSB) prices, as well as lower manufacturing costs, partially offset by lower shipment volumes. North American operations generated Adjusted EBITDA of $84 million compared to $68 million in the first quarter of 2020 and $18 million in the second quarter of 2019, and European operations delivered Adjusted EBITDA of $2 million compared to $10 million in the prior quarter and $21 million in the same quarter last year.

“The second quarter of 2020 started slowly as it overlapped with the significant pullback in economic activity that occurred during the early stages of the COVID-19 pandemic. However, we ultimately saw improving demand through the quarter that led to better than expected results. Our Adjusted EBITDA represented our best performance in seven quarters, more than doubling from year-ago levels and improving 12% from the prior quarter,” said Peter Wijnbergen, Norbord’s President & CEO. “Further, I am particularly pleased with our company’s ability to drive down costs while continuing to work safely within the strict protocols required by the pandemic.”
“Subsequent to the strong finish to the second quarter, customer demand has continued to increase well ahead of expectations, despite ongoing concern about the impact of COVID-19 on the broader economy. At Norbord, we have always been committed to producing what we can sell and what our customers need. A limited restart of Cordele Line 1 is the only option available to us to provide additional volume to our customers in the near term. Though these recent developments give us reason for optimism, it is unclear whether the worst of the pandemic is behind us, therefore we will maintain our approach of planning for the worst but being prepared for better. We will remain vigilant and will continue to focus on the health and safety of our employees as well as managing the business to be resilient and flexible.”

Norbord recorded Adjusted earnings of $31 million or $0.38 per share (basic and diluted) versus Adjusted earnings of $21 million or $0.26 per share (basic and diluted) in the first quarter of 2020 and an Adjusted loss of $8 million or $0.10 per share (basic and diluted) in the second quarter of 2019. Earnings in the current quarter include a $16

Exhibit 99.1

million non-cash impairment loss related to idle production assets at the Grande Prairie, Alberta mill. Adjusted earnings (loss) exclude non-recurring or other items and use a normalized income tax rate:

$ millions	Q2 2020	Q1 2020	Q2 2019	6 mos 2020	6 mos 2019
Earnings (loss)	18	20	(14)	38	(13)
Adjusted for:
Impairment of assets	16	—	—	16	—
Loss on disposal of assets	3	—	1	3	1
Stock-based compensation and related costs	2	—	1	2	2
Costs on early extinguishment of 2020 Notes	—	—	10	—	10
Costs related to 100 Mile House indefinite curtailment	—	—	2	—	2
Reported income tax expense (recovery)	3	8	(10)	11	(15)
Adjusted pre-tax earnings (loss)	42	28	(10)	70	(13)
Income tax (expense) recovery at statutory rate(1)	(11)	(7)	2	(18)	3
Adjusted earnings (loss)(2)	31	21	(8)	52	(10)
(1) Represents Canadian combined federal and provincial statutory rate.
(2) Non-IFRS measure.

COVID-19 Update
During the first quarter, in response to the significant market uncertainty from the COVID-19 pandemic, Norbord adjusted its operating configuration by employing a flexible operating strategy to match production with reduced customer demand. After initially reducing operating mill capacity by approximately 35% for the month of April, market demand improved sufficiently in the second quarter to allow Norbord to substantially resume production across its North American and European mills. (See the Performance section below for details of Norbord’s second quarter capacity utilization.)

Responding to Stronger Than Expected Rebound in North American OSB Demand
Subsequent to quarter-end, the rebound in North American OSB demand has accelerated, and in response, Norbord will resume production in August on a limited operating schedule on Line 1 of its two-line Cordele, Georgia OSB mill. The line was indefinitely curtailed in November 2019 due to poor market conditions and lower-than-anticipated OSB demand and had previously been running on a reduced operating schedule from September to November 2019.
Given the uncertainty around the depth and duration of the economic impact of COVID-19 combined with the inherent seasonality of OSB demand, going forward the Company will incorporate Cordele Line 1 into the flexible operating strategy employed since the early stages of the pandemic. The objective of this new operating strategy is to create the flexibility to adjust production up and down to better align with demand. The customer demand situation remains fluid, and the Company’s ability to continue to operate any of its mills could be influenced by factors outside Norbord’s control, therefore additional operating adjustments or curtailment may be necessary. Norbord does not intend to provide interim operational updates unless there is a significant change in the Company’s flexible operating strategy.

The Cordele, Georgia mill has two production lines and a total stated annual production capacity of 1,040 million square feet (MMsf) (3/8-inch basis), of which 440 MMsf (3/8-inch basis) is attributed to Line 1. Cordele Line 2

Exhibit 99.1

has continued to operate during the indefinite curtailment of Line 1. Norbord is hiring approximately 25 employees at the mill in connection with the limited restart of Line 1.
Liquidity and Capital Allocation
The robust cash flow generated during the quarter allowed Norbord to fully pay down its credit facility drawings, ending the quarter with strong liquidity of $378 million, which includes the previously announced $55 million increase in the revolving bank lines aggregate commitment. The Company believes its available liquidity is sufficient to fund expected short-term cash requirements and has comfortable headroom against the financial covenants governing access to its committed credit facilities. Core long-term bond debt totals $665 million, with no maturities until 2023.
Norbord continues to defer a number of non-critical capital projects in response to COVID-19 uncertainty and previously reduced its 2020 capital expenditures budget from $100 million to $75 million. The minimum annual investment required to maintain the Company’s existing assets is approximately $35 million.
To prioritize preserving financial flexibility, Norbord did not repurchase any shares under its Normal Course Issuer Bid (NCIB) during the second quarter. To-date, Norbord has repurchased a total of 1.2 million shares under its current NCIB at a cost of $27 million.
Market Conditions

In North America, US new home construction activity, the single largest driver of OSB demand, pulled back in the month of April in response to the economic impact of COVID-19. The seasonally adjusted annualized rate of US housing starts was 934,000 units in April, but improved to 1.19 million in June, only slightly behind the 1.24 million pace in June 2019. The pace of single-family starts, which use approximately three times more OSB than multifamily starts, improved similarly. The pace of permits (the more forward-looking indicator) was 1.07 million units in April, but improved to 1.24 million in June, almost in line with the 1.27 million pace in June 2019. The 2020 consensus forecast from US housing economists is approximately 1.21 million starts, or about 6% below 2019 levels, but forecasts have been increasing in response to the stronger than expected rebound in homebuilding activity following the initial COVID-19 impact. Throughout the ongoing pandemic, demand from the repair-and-remodeling sector has strengthened and has provided a partial offset to the lower homebuilding activity in April.

Reflecting the uneven pace of demand throughout the quarter, North American benchmark OSB prices decreased in April before increasing in May and June. Average benchmark prices were largely in line with the prior quarter and reflected regional differences in the impact of COVID-19 but were significantly higher than the same quarter last year. The table below summarizes average benchmark prices ($ per Msf, 7/16-inch basis) by region for the relevant periods:

North American region	% of Norbord’s operating capacity	Q2 2020	Q1 2020	Q2 2019
North Central	15%	270	271	188
South East	36%	262	251	186
Western Canada	29%	224	255	153

In Europe, UK panel demand pulled back significantly in the first half of the quarter as government directives required many of the Company’s UK customers to close operations in late March. As restrictions in the UK eased and many of the Company's UK customers restarted operations, panel demand gradually recovered in the back

Exhibit 99.1

half of the quarter. Continental demand, particularly in Germany, remained resilient throughout the quarter. In local currency terms, average panel prices were down 3% quarter-over-quarter and 16% year-over-year.

Performance

In North America, second quarter shipments were down 4% quarter-over-quarter and 12% year-over-year. Excluding the Chambord, Quebec mill, Norbord’s North American mills produced at 74% of available capacity in the second quarter of 2020 compared to 79% in the first quarter and 88% in the second quarter of 2019. Norbord’s second quarter North American OSB cash production costs per unit (excluding mill profit share and freight costs) decreased by 9% compared to the prior quarter and 7% compared to the same quarter last year.

In Europe, second quarter shipments were down 19% quarter-over quarter and 15% year-over-year, reflecting significant curtailments across the Company’s UK mills in response to reduced customer demand. Norbord’s European mills produced at 70% of stated capacity in the second quarter of 2020, compared to 93% in the first quarter and 91% in the second quarter of 2019.

The Company generated net Margin Improvement Program (MIP) gains of $34 million year-to-date due to improved mill productivity and lower controllable manufacturing and overhead costs.

Investment in property, plant and equipment and intangible assets was $14 million in the second quarter ($39 million year-to-date), including $2 million ($39 million project-to-date) in the Inverness phase 2 project. There was no investment ($53 million project-to-date) in the Chambord mill rebuild project during the quarter as Quebec construction sites were declared non-essential during COVID-19. The Company has not yet made a restart decision for the Chambord mill, and will only do so when it is sufficiently clear that customers require the production from this mill.

At quarter-end, the Company had unutilized liquidity of $378 million, comprising $20 million in cash and cash equivalents, $291 million in revolving bank lines and $67 million in available drawings under its accounts receivable securitization program. Operating working capital was $152 million, seasonally lower compared to $197 million at the prior quarter-end and modestly lower than $162 million at the same quarter-end last year. The Company’s tangible net worth was $1,001 million and net debt to capitalization on a book basis was 40%, with both values well within bank covenants.

Dividend

The Board of Directors declared a quarterly variable dividend of C $0.30 per common share, payable on September 21, 2020 to shareholders of record on September 1, 2020. Consistent with the Company’s variable dividend policy and historically balanced approach to capital allocation, the dividend is being increased from the prior quarter’s level of C $0.05 per common share to reflect the Company's strong financial results and improving end-market demand. The Company continues to focus on balance sheet flexibility given the economic uncertainty from the ongoing COVID-19 pandemic. Any dividends reinvested on September 22, 2020 under the Company’s Dividend Reinvestment Plan will be used by the transfer agent to purchase common shares on the open market.

Norbord’s dividends are declared in Canadian dollars, however shareholders may opt to receive their dividends in the US dollar equivalent. Details regarding this option are available on Norbord’s website at
https://www.norbord.com/investors/shareholder-information/dividends.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these

Exhibit 99.1

reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Additional Information

Norbord’s Q2 2020 news release, management’s discussion and analysis, consolidated unaudited financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Wednesday, August 5, 2020 at 11:00 a.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until September 4, 2020 by dialing 1-888-203-1112 or 647-436-0148 (passcode 1503897 and pin 7824). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.8 billion and employs approximately 2,400 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:
Robert B. Winslow, CFA
Vice President, Investor Relations & Corporate Development
Tel. (416) 777-4426
investors@norbord.com

or

Heather Colpitts

Exhibit 99.1

Director, Corporate Affairs
Tel. (416) 643-8838
investors@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company’s employees, government-imposed restrictions or other restrictions that may apply to the Company’s employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage;(13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines, securitization programs and/or other means of liquidity; (19) impact of future cross-border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; and (23) changes in government policy and regulation.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Forward-Looking Statements” section in the February 4, 2020 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2019 Management’s Discussion and Analysis dated February 4, 2020 and Q2 2020 Management’s Discussion and Analysis dated August 4, 2020.

In evaluating the Company’s business, management uses non-International Financial Reporting Standards (IFRS) financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this news release, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, operating working capital, tangible net worth, and net debt to capitalization, book basis. Norbord defines Adjusted EBITDA as earnings (loss) determined in accordance with IFRS before finance costs, interest income, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings (loss) as earnings (loss) determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified); operating working capital as accounts receivable plus inventory and prepaids less accounts payable and accrued liabilities; tangible net worth as shareholders’ equity including certain adjustments; net debt to capitalization, book basis as net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth; net debt for financial covenant purposes as net debt excluding other long-term debt and including other liabilities classified as debt for financial covenant purposes, letters of credit and guarantees outstanding, and any bank advances; and net debt as the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures, and/or tax rates. See “Non-IFRS Financial Measures” in Norbord’s 2019 Management’s Discussion and Analysis dated February 4, 2020 and Q2 2020 Management’s Discussion and Analysis dated August 4, 2020 for a quantitative reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measure.

Exhibit 99.1

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Jul 4, 2020	Dec 31, 2019
Assets
Current assets
Cash and cash equivalents	$20	$20
Accounts receivable	137	136
Taxes receivable	12	63
Inventory	208	230
Prepaids	8	13
	385	462
Non-current assets
Property, plant and equipment	1,367	1,427
Intangible assets	20	21
Deferred income tax assets	1	2
Other assets	12	9
	1,400	1,459
	$1,785	$1,921
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$201	$259
Taxes payable	1	1
	202	260
Non-current liabilities
Long-term debt	657	657
Other long-term debt	—	68
Other liabilities	41	40
Deferred income tax liabilities	199	192
	897	957
Shareholders’ equity	686	704
	$1,785	$1,921

Exhibit 99.1

Interim Consolidated Statements of Earnings (Loss)

(Unaudited) Periods ended Jul 4 and Jul 6 (US $ millions, except per share information)	Q2 2020	Q2 2019	6 mos 2020	6 mos 2019
Sales	$421	$447	$888	$923
Cost of sales	(335)	(408)	(724)	(840)
General and administrative expenses	(4)	(4)	(7)	(7)
Depreciation and amortization	(32)	(34)	(67)	(69)
Loss on disposal of assets	(3)	(1)	(3)	(1)
Impairment of assets	(16)	—	(16)	—
Costs related to 100 Mile House indefinite curtailment	—	(2)	—	(2)
Operating income (loss)	31	(2)	71	4
Non-operating items:
Finance costs	(10)	(12)	(22)	(23)
Interest income	—	—	—	1
Costs on early extinguishment of 2020 Notes	—	(10)	—	(10)
Earnings (loss) before income tax	21	(24)	49	(28)
Income tax (expense) recovery	(3)	10	(11)	15
Earnings (loss)	$18	$(14)	$38	$(13)
Earnings (loss) per common share
Basic and diluted	$0.22	$(0.17)	$0.47	$(0.16)

Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited) Periods ended Jul 4 and Jul 6 (US $ millions)	Q2 2020	Q2 2019	6 mos 2020	6 mos 2019
Earnings (loss)	$18	$(14)	$38	$(13)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligations	(5)	(4)	(1)	(5)
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain (loss) on foreign operations	10	(12)	(19)	(6)
Other comprehensive income (loss), net of tax	5	(16)	(20)	(11)
Comprehensive income (loss)	$23	$(30)	$18	$(24)

Exhibit 99.1

Interim Consolidated Statements of
Changes in Shareholders’ Equity

(Unaudited) Periods ended Jul 4 and Jul 6 (US $ millions)	Q2 2020	Q2 2019	6 mos 2020	6 mos 2019
Share capital
Balance, beginning of period	$1,264	$1,280	$1,278	$1,280
Issue of common shares upon exercise of options	—	—	1	—
Common shares repurchased and cancelled	—	—	(15)	(24)
Common shares repurchased and cancelled under ASPP	—	—	—	24
Balance, end of period	$1,264	$1,280	$1,264	$1,280
Merger reserve	$(96)	$(96)	$(96)	$(96)
Contributed surplus	$4	$4	$4	$4
Retained deficit
Balance, beginning of period	$(298)	$(193)	$(299)	$(168)
Earnings (loss)	18	(14)	38	(13)
Common share dividends	(3)	(24)	(15)	(49)
Common shares repurchased and cancelled	—	—	(7)	(19)
Common shares repurchased and cancelled under ASPP	—	—	—	18
Balance, end of period(i)	$(283)	$(231)	$(283)	$(231)
Accumulated other comprehensive loss
Balance, beginning of period	$(208)	$(192)	$(183)	$(197)
Other comprehensive income (loss)	5	(16)	(20)	(11)
Balance, end of period	$(203)	$(208)	$(203)	$(208)
Shareholders’ equity	$686	$749	$686	$749

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained (deficit) earnings	(20)	32
	$(283)	$(231)

Exhibit 99.1

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Jul 4 and Jul 6 (US $ millions)	Q2 2020	Q2 2019	6 mos 2020	6 mos 2019
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)	$18	$(14)	$38	$(13)
Items not affecting cash:
Depreciation and amortization	32	34	67	69
Deferred income tax	(24)	11	7	32
Impairment of assets	16	—	16	—
Costs related to 100 Mile House indefinite curtailment	—	2	—	2
Costs on early extinguishment of 2020 Notes	—	10	—	10
Loss on disposal of assets, net	3	1	3	1
Other items	4	(11)	8	7
	49	33	139	108
Net change in non-cash operating working capital balances	46	39	(23)	(72)
Net change in taxes receivable and taxes payable	30	(36)	48	(97)
	125	36	164	(61)
Investing activities
Investment in property, plant and equipment	(15)	(37)	(44)	(77)
Investment in intangible assets	(1)	(1)	(2)	(1)
	(16)	(38)	(46)	(78)
Financing activities
Accounts receivable securitization (repayments) drawings	(95)	2	(68)	82
Revolving bank lines repayments	(20)	—	—	—
Issuance of debt	—	350	—	350
Common share dividends paid	(3)	(24)	(15)	(49)
Debt issuance costs	(1)	(4)	(1)	(4)
Issue of common shares	—	—	1	—
Repurchase of common shares	—	—	(22)	(43)
Repayment of lease obligations	(3)	(3)	(6)	(6)
	(122)	321	(111)	330
Foreign exchange revaluation on cash and cash equivalents held	3	(6)	(7)	(4)
Cash and cash equivalents
(Decrease) increase during period	(10)	313	—	187
Balance, beginning of period	30	2	20	128
Balance, end of period	$20	$315	$20	$315